CONVERTIBLE PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE AND ANY SECURITIES INTO WHICH THIS CONVERTIBLE PROMISSORY NOTE IS CONVERTIBLE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS CONVERTIBLE PROMISSORY NOTE AND ANY SECURITIES INTO WHICH THIS CONVERTIBLE PROMISSORY NOTE IS CONVERTIBLE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND AS MAY BE SET FORTH IN THE COMPANY'S OPERATING AGREEMENT.

Principal: $[AMOUNT]
Date: [EFFECTIVE DATE]
San Francisco, California

1. Loan and Payment Terms. For valued received, QUEENS SF, LLC, a California limited liability company ("Borrower" or the "Company")), promises to pay to the order of ____________ ("Lender") the principal sum of $[AMOUNT] together with annual interest ("Interest") at the rate of five percent (5.25%), accruing as set forth herein until this Note ("Note") is paid in full, as follows:

Interest shall accrue on the Principal balance from the date hereof through and including [EFFECTIVE DATE]. Thereafter, Principal and all accrued Interest shall be amortized over sixty (60) months, payable commencing [EFFECTIVE DATE] and on the first (1st) day of each calendar month thereafter. The remaining balance and any accrued and unpaid Interest shall be due and payable in full on or before 60 months following the effective date.

All such payments made herein shall be applied first to Interest on the unpaid Principal balance, second to all other sums due the holder hereof, and the remainder to reduce the unpaid Principal balance.

2. Lender's Conversion Option.

(a) Definitions. For purposes of this Note, the following terms shall have the following meanings:

(i) "Class A Units" shall mean each of the preferred non-managing

membership interests in the Company being sold under the Initial Offering, which will have the rights and preferences described in the Initial Offering and the terms of Company's Operating Agreement as of the date of the Initial Offering.

(ii) "Conversion Option" shall mean Lender's right to convert the Remaining Indebtedness under this Note to Class A Units in the Company under the Initial Offering as expressly set forth in this Paragraph 2.

(iii) "Conversion Rate" shall mean the Class A non-managing membership interest being offered for each Class A Unit under the Initial Offering multiplied by one and three-tenths (1.3).

(iv) "Initial Offering" shall mean the initial sale of Class A Units comprising the initial equity funding of the Company. The Company currently anticipates that the Initial Offering will occur within three (3) months from the date of this Note.

(v) "Remaining Indebtedness" shall mean the balance of Principal and Interest remaining under this Note as of the date the Conversion Option is exercised as set forthherein.

(b) Conversion Option. In the event that the Company, at any time after the date of issuance of this Note and prior to payment in full of this Note, issues and sells Class A Units under the Initial Offering, Lender shall, at Lender's option, have the right to convert the Remaining Indebtedness into a total number of Class A Units, including fractional portions thereof, obtained by dividing the Remaining Indebtedness by the price per Class A Unit under the Initial Offering, determining the percentage of Class A non-managing membership interests to which a capital contribution of the Remaining Indebtedness would be entitled under the Initial Offering, then applying the Conversion Rate to such membership interest. For example and clarification, if each Class A Unit being offered under the Initial Offering is equal to a 1.43% (at a $3,500,000.00 valuation) Class A non-managing membership interest in the Company, for a price of $50,000.00 per unit, Lender shall be entitled to convert the Remaining Indebtedness under this Note at the rate equal to a % Class A non- managing Interest in the Company if the Remaining Indebtedness is equal to _ . Any such conversion shall be made as to the entire Remaining Balance only, and not to any portion thereof, and will be in accordance with the terms and conditions of the Initial Offering. The Conversion Option is personal to Lender and may not be exercised by any other person or entity. If Lender exercises the Conversion Option, Lender agrees to execute and deliver to the Company all transaction documents related to the Initial Offering. To exercise the Conversion Option, Lender shall so notify the Company in writing no later than thirty (30) days following the Company's delivery to Lender of the Initial Offering transaction documents, including, without limitation, the subscription agreement, investor questionnaire, counterpart signature page of the operating agreement, and spousal consents, and the conversion shall be effective as of the date of the Company's delivery of such transaction documents to Lender. In connection with any conversion, Lender acknowledges that the transaction documents will contain customary transfer restrictions.

(c) Effect of Conversion. Upon conversion of this Note as set forth herein, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation. Lender shall thereafter be deemed to have become the holder of record of the Class A Units issuable upon such conversion.

3. Prepayment. Borrower shall have the right to prepay this Note, or any portion hereof, at any time without premium or penalty. To pay this Note in full, Borrower shall pay the entire Principal sum outstanding, all outstanding Interest accrued thereon and any other sums outstanding under this Note as of the date of prepayment. In the event of any partial prepayment, Interest and/or monthly payments due hereunder shall be reduced to reflect to new Principal balance outstanding and amortized as set forth in Paragraph 1 above.

4. Default. The entire unpaid Principal balance outstanding on this Note, together with all accrued and unpaid Interest, shall become immediately due and payable upon: (a) the occurrence of Borrower's failure to make any payment amount payable hereunder when due and if such failure is not cured within thirty (30) days following written notice thereof from Lender, or (b) if the Company shall (i) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of itself or any part of its property, (ii) become subject to the appointment of a receiver, trustee, custodian or liquidator for itself or any part of its property if such appointment is not terminated or dismissed within thirty (30) days, (iii) make an assignment for the benefit of creditors, (iv) institute any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or file a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or file an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (v) become subject to any involuntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within thirty (30) days of filing, or have an order for relief entered against it in any proceeding under the United States Bankruptcy Code.

5. No Waiver. No holder hereof shall, by any act of omission or commission, be deemed to have waived any of its rights, remedies or powers hereunder or otherwise, unless such waiver is in writing and signed by the holder hereof, and then only to the extent specifically set forth therein.

6. Governing Law. This Note has been executed and delivered and shall be construed and enforced in accordance with the laws of the State of California, including, but not limited to, matters of construction, validity and performance. All terms, conditions and agreements herein are expressly limited so that in no event whatsoever, whether by reason of advancement of the proceeds hereof, acceleration of maturity of the unpaid Principal balance hereof, prepayment, or otherwise, shall the amount paid or agreed to be paid to the holders hereof for the use, forbearance

or retention of the money advanced hereunder exceed the highest lawful interest rate or prepayment premium permissible under applicable laws. In the event any provision hereof shall exceed the limit of validity prescribed by any law which a court of competent jurisdiction may deem applicable hereto, then *ipso facto*, such provision shall be deemed modified to the limit of such validity, and if under any circumstances the holder hereof shall receive as interest or otherwise an amount which would exceed the highest lawful rate, such amount which would constitute excessive interest or prepayment premium shall be applied to the reduction of the unpaid Principal balance due hereunder without premium or penalty.

7. Attorney's Fees. If any action is instituted on this Note, the prevailing party shall be entitled to recover from the other party such sum as the court may affix as reasonable court costs and reasonable attorneys' fees.

8. Assignment. Lender shall have the right to assign this Note without the written consent of Borrower; provided, however: (i) Lender's Conversion Option is personal to Lender and may not be assigned to any other person or entity, and (ii) in such event, the Lender shall promptly give Borrower written notice of any such assignment.

9. Successors. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Founder Signature

QUEENS SF, LLC

Name: Edward Kim

Title: Managing Member

Read and Approved (For IRA Use Only):

By: ____________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited